PRICING SUPPLEMENT No. 9                       Filed Pursuant to Rule 424(b)(5)
to Prospectus Supplement dated May 18, 2005         Registration No. 333-121067
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                  $10,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
                        3.00% Notes Due November 17, 2012
   Performance Linked to the Common Stock of Prudential Financial, Inc. (PRU)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "synthetic convertible prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    REFERENCE EQUITY: The common stock of Prudential Financial, Inc.
     ("Prudential Financial"). Prudential Financial is not involved in this offering and has no obligation with respect to the notes.

o    STATED MATURITY DATE: November 17, 2012, subject to postponement if the valuation date is postponed.

o    INTEREST RATE: 3.00% per annum.

o    INTEREST PAYMENT DATES: May 17 and November 17 of each year, beginning on
     May 17, 2006.

o    INTEREST PAYMENT RECORD DATES: 15 calendar days prior to each interest payment date.

o    THRESHOLD VALUE: $91.6529, which represents approximately 126.07% of
     $72.70, which is the average execution price per share of common stock of
     Prudential Financial that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings' obligations under the notes.

o    EARLIEST REDEMPTION DATE: November 10, 2008.

o    REDEMPTION NOTICE PERIOD: 30 calendar days.

o    OPTIONAL REPURCHASE NOTICE PERIOD: Eight business days.

o    DETERMINATION PERIOD: Three business days.

o    MULTIPLIER: The initial multiplier for the shares of common stock of
     Prudential Financial is 1.0. The multiplier is subject to adjustment under various circumstances, as described under the caption "Description of the
     Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-16 of the synthetic convertible prospectus supplement, including if Prudential Financial pays an annual cash dividend of more or less than the base dividend of $0.78 per share on its shares of common stock. If Prudential Financial fails to declare or make an annual cash dividend payment, the effective adjustment date for adjusting the multiplier will be the first business day immediately following the 10th day of each November and the valuation date, as applicable.

o    STOCK SETTLEMENT: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption "Description of the Notes--Stock settlement" on page
     SS-21 of the synthetic convertible prospectus supplement. Lehman Brothers
     Holdings will provide the trustee with not less than 15 calendar days'
     prior written notice if it elects the stock settlement option.

o    LISTING: The notes will not be listed on any exchange.

Investing in the notes involves risks. Risk Factors begin on page SS-7 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ----------------------

                                              Per Note       Total
                                             ---------    -----------
Public offering price.......................  100.00%    $10,000,000
Underwriting discount.......................    0.25%        $25,000
Proceeds to Lehman Brothers Holdings........   99.75%     $9,975,000
                             ----------------------
Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $1,500,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about November 17, 2005.
                             ----------------------
                                 LEHMAN BROTHERS
November 10, 2005

     EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that Prudential Financial does not change the amount of the annual cash dividends that it pays on its shares of common stock during the term of the notes.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $60.00:

Alternative redemption amount per $1,000 note =

                      $60.00
   $1,000    x    --------------   =   $654.64
                     $91.6529

As a result, on the maturity date or upon redemption, you would receive $1,000 per $1,000 note because $1,000 is greater than $654.64.

In the case of stock settlement in this example, you would receive, if you held a $1,000 note, 16 shares of common stock of Prudential Financial plus $40.00 in cash at maturity, or 10 shares of common stock of Prudential Financial plus
$54.64 in cash upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $10,000,000 aggregate principal amount of notes, you would receive, in total, 166,666 shares of common stock of Prudential
Financial plus $40.00 in cash at maturity, or 109,107 shares of common stock of
Prudential Financial plus $17.70 in cash upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $120.00:

Alternative redemption amount per $1,000 note =

                      $120.00
     $1,000    x   --------------   =   $1,309.29
                     $91.6529

As a result, on the maturity date or upon redemption, you would receive
$1,309.29 per $1,000 note because $1,309.29 is greater than $1,000.

In the case of stock settlement in this example, you would receive, if you held a $1,000 note, 10 shares of common stock of Prudential Financial plus $109.29 in cash at maturity or upon repurchase. To the extent that you hold more than
$1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per
$1,000 note, basis. For example, if you held $10,000,000 aggregate principal amount of notes, you would receive, in total, 109,107 shares of common stock of
Prudential Financial plus $35.40 in cash, at maturity or upon repurchase.

To the extent the actual settlement value differs from the values assumed above or that Prudential Financial changes the amount of the annual cash dividends it pays, the results indicated above would be different.

                                      PS-2

                                 THE INDEX STOCK

PRUDENTIAL FINANCIAL, INC.

Lehman Brothers Holdings has obtained the following information regarding
Prudential Financial from Prudential Financial's reports filed with the SEC.

Prudential Financial, Inc. is one of the largest financial services companies in the United States. Through its subsidiaries and affiliates, Prudential Financial offers a wide array of financial products and services, including life insurance, mutual funds, annuities, pension and retirement-related services and administration, asset management, banking and trust services, real estate brokerage and relocation services, and, through a joint venture, securities brokerage. Prudential Financial provides these products and services to individual and institutional customers in the U.S. and approximately 30 other countries through one of the largest distribution networks in the financial services industry. Its principal executive offices are located in Newark, New
Jersey.

The businesses of Prudential Financial are separated into the Financial Services
Businesses and the Closed Block Business. The Financial Services Businesses is
comprised of Insurance, Investment and International Insurance and Investments
divisions and Corporate and Other operations. The Closed Block Business comprises the assets and related liabilities of the Closed Block and certain related assets and liabilities. The Closed Block is designed generally to provide for the reasonable expectations of holders of participating individual life insurance policies and annuities included in the Closed Block for future policy dividends after demutualization by allocating assets that will be used for payment of benefits, including policyholder dividends, on these policies.

Prudential Financial has two classes of common stock outstanding. The Common
Stock, which is publicly traded (NYSE:PRU), reflects the performance of the
Financial Services Businesses, while the Class B Stock, which was issued through a private placement and does not trade on any exchange, reflects the performance of the Closed Block Business.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE SHARES OF COMMON STOCK OF PRUDENTIAL FINANCIAL

The shares of common stock of Prudential Financial are quoted on The New York
Stock Exchange under the symbol "PRU".

The following table presents the high and low closing prices for the shares of common stock of Prudential Financial, as reported on The New York Stock Exchange during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in
2002, 2003, 2004 and 2005 (through the date of this pricing supplement).

The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will not fall below the threshold value or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000.
The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                                         HIGH        LOW       PERIOD END
                                                        ------     ------      ----------
2002
   First Quarter...............................         $32.09     $30.05       $31.05
   Second Quarter..............................          35.75      31.05        33.36
   Third Quarter...............................          32.99      27.35        28.56
   Fourth Quarter..............................          32.10      25.50        31.74

2003
   First Quarter ..............................         $33.93     $27.56       $29.25
   Second Quarter..............................          34.50      29.84        33.65
   Third Quarter...............................          38.06      34.00        37.36
   Fourth Quarter..............................          42.19      36.60        41.77

2004
   First Quarter ..............................         $48.11     $41.62       $44.78
   Second Quarter..............................          46.47      41.05        46.47
   Third Quarter...............................          48.10      44.30        47.04
   Fourth Quarter..............................          55.09      42.87        54.96

2005
   First Quarter ..............................         $59.32     $52.62       $57.40
   Second Quarter .............................          66.30      55.23        65.66
   Third Quarter...............................          68.30      63.09        67.56
   Fourth Quarter (through the date of
     this pricing supplement)..................          75.60      63.27        73.50

                                      PS-4

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values calculated on the valuation date:

o    the hypothetical alternative redemption amount per $1,000 note;

o    the percentage change from the principal amount to the hypothetical alternative redemption amount;

o    the hypothetical total amount payable at stated maturity per $1,000 note
     (without interest);

o    the hypothetical total rate of return (without interest);

o    the hypothetical annualized pre-tax rate of return (without interest);

o    the hypothetical total rate of return (including interest); and

o    the hypothetical annualized pre-tax rate of return (including interest).

                                  PERCENTAGE     HYPOTHETICAL
                                   CHANGE OF     TOTAL AMOUNT                 HYPOTHETICAL                 HYPOTHETICAL
                                 HYPOTHETICAL     PAYABLE AT                   ANNUALIZED                   ANNUALIZED
                  HYPOTHETICAL    ALTERNATIVE       STATED      HYPOTHETICAL    PRE-TAX     HYPOTHETICAL     PRE-TAX
  HYPOTHETICAL    ALTERNATIVE     REDEMPTION     MATURITY PER    TOTAL RATE     RATE OF      TOTAL RATE      RATE OF
   SETTLEMENT      REDEMPTION     AMOUNT OVER     $1,000 NOTE    OF RETURN       RETURN       OF RETURN       RETURN
  LEVEL ON THE     AMOUNT PER    THE PRINCIPAL     (WITHOUT       (WITHOUT      (WITHOUT     (INCLUDING     (INCLUDING
 VALUATION DATE   $1,000 NOTE       AMOUNT         INTEREST)     INTEREST)     INTEREST)      INTEREST)     INTEREST)
---------------  ------------    -------------   ------------   ------------  -----------   ------------   -------------
  $ 20.00         $  218.21         -78.179%       $1,000.00        0.000%       0.000%       21.000%         2.761%
    40.00            436.43         -56.357         1,000.00        0.000        0.000        21.000          2.761
    60.00            654.64         -34.536         1,000.00        0.000        0.000        21.000          2.761
    80.00            872.86         -12.714         1,000.00        0.000        0.000        21.000          2.761
    91.6529(1)     1,000.00           0.000         1,000.00        0.000        0.000        21.000          2.761
   100.00          1,091.07           9.107         1,091.07        9.107        1.253        30.107          3.831
   120.00          1,309.29          30.929         1,309.29        30.929       3.925        51.929          6.157
   140.00          1,527.50          52.750         1,527.50        52.750       6.239        73.750          8.212

-----------------------

(1) This figure reflects the threshold value.

For purposes of this table, it is assumed that Prudential Financial does not change the amount of the annual cash dividends that it pays on its shares of common stock during the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-5

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings has determined that the comparable yield is an annual rate of 5.2215%
compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $15.00 semi-annually and $1,199.86 due at maturity.
Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

Because there is no statutory, judicial, or administrative authority directly addressing the characterization of notes with terms such as the notes for United
States federal income tax purposes, it is possible that the Internal Revenue
Service could assert characterizations other than those described in the accompanying synthetic convertible prospectus supplement that could affect the timing, amount and character of income, gain, loss or deduction. You should consult your own tax advisors concerning the federal income tax consequences of the notes in light of your particular situation. See "United States Federal
Income Tax Consequences" in the accompanying synthetic convertible prospectus supplement.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $1,500,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $11,500,000, $28,750 and $11,471,250, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about November 17, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the notes and has received customary compensation for that transaction.

                                      PS-6

                                   $10,000,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

                        3.00% NOTES DUE NOVEMBER 17, 2012
                            PERFORMANCE LINKED TO THE
                COMMON STOCK OF PRUDENTIAL FINANCIAL, INC. (PRU)

                             ----------------------

                               PRICING SUPPLEMENT
                                NOVEMBER 10, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS